Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	IMS Health Incorporated
Subject Company:	IMS Health Incorporated
Exchange Act File Number of Subject Company:	001-14049

Q&A: The Impact of the Proposed VNU Merger
on Your IMS Options and Shares
The following Q&A has been prepared to provide you with information about the impact of our proposed merger with VNU on your IMS stock holdings. If you have additional questions, please contact the Employee Solutions Center at 1-800-467-6130 in the US or 1-610-231-8260 outside the US. You can also contact the Center by email at payroll@imshealth.com.
IMS SHARES HELD DIRECTLY
1.	What happens to IMS stock I hold directly – in the 401K savings plan in the US, the Employee Stock Purchase Plan, or shares I own outright?

Each share of IMS stock will be treated the same way, regardless of how it is held: it will be purchased by VNU for what’s called a “merger consideration,” which was valued at $28.10 per share at the time of the announcement. When the merger is completed, you will be paid for your IMS shares with ADRs of VNU stock plus cash (ADRs are “American Depository Receipts” – see question #2 for a definition):

1 IMS Share =	0.60415 VNU Shares (in the form of an ADR) +
$11.25 cash
The exchange ratio used to convert the stock portion of the payment, 0.60415, was set on July 8, the last trading day before the merger announcement. Both the exchange ratio and the $11.25 cash payment for each share are fixed, and will not change between now and the date the merger closes.

However, as with any stock, the value of the VNU shares you receive will fluctuate with changes in the market price of VNU stock. Changes in foreign exchange rates also will have an impact on the value of the VNU shares you receive, as VNU shares are traded on the Dutch stock market.

2.	What is an ADR (“American Depository Receipt”)?

An ADR is the way most foreign stocks trade in the US. Each VNU ADR will represent one regular VNU share. The VNU ADRs will trade on the New York Stock Exchange (the “NYSE”) and can be bought and sold just like regular shares of stock. They will provide the holder with voting rights. If VNU pays dividends on its ordinary shares, holders of VNU ADRs will receive those dividends converted into US dollars.

3.	When does VNU plan to list its shares on the New York Stock Exchange?

VNU expects to list as an ADR on the New York Stock Exchange by the close of the merger, expected to occur in the first quarter of 2006. The combined company will continue to be listed on Euronext Amsterdam in addition to the NYSE. All IMS stock will be converted into a combination of cash and VNU ADRs that will trade on the NYSE.

4.	Will there be any changes to the Employee Stock Purchase Plan (the “ESPP”) between now and when the merger is completed?

If you are currently enrolled in the ESPP, you may continue to participate in the ESPP until December 31, 2005 or until the completion of the merger, whichever is earlier. Any contributions made up until that time will be used to purchase IMS shares. These shares will then be converted into VNU ADRs (as explained in question #1) once the merger is completed. If you have not enrolled in the ESPP as of June 30, 2005, you are not eligible to participate in this Plan.
IMS STOCK OPTIONS
5.	I hold unvested IMS stock options. What happens to these when the merger is completed?

When the merger is completed, all of your unvested stock options will immediately become vested, except for stock awards granted after July 8, 2005 or granted as part of an acquisition, including an earnout. Unvested stock options issued after July 8, 2005 or as part of an acquisition will continue to vest according to their normal vesting schedule and expiration dates will remain unchanged.

Your options, whether vested or unvested, will all be converted into VNU options as described in question #7.

6.	I hold vested IMS stock options. What happens to these when the merger is completed?

When the merger closes, your IMS stock options will be converted to options on VNU shares, which will be in the form of ADRs (referred to in this Q&A as “VNU options”). These VNU options will work the same way as IMS stock options do today.

The stock option conversion applies the same exchange ratio that was set for IMS stock (0.60415), with one difference: no cash will be payable. Instead, the cash portion ($11.25) of the “merger consideration” will be converted into additional VNU options, using the US dollar equivalent of the market price of VNU stock. That market price will be based on the average of the closing prices of VNU stock over a period to be determined just before the merger is completed. The exercise price of your options will also be adjusted to preserve the same economic attributes of your IMS options (see question #7 below).

7.	Let’s say I own 1,000 IMS options priced at $22.00 a share (the “grant price”). At the close of the merger, let’s assume for this example that the market price of VNU is $26.90 a share. How will my IMS options be converted when the merger closes?

The stock option conversion is designed so that, at the time of the merger, the economic attributes of your IMS options are preserved.

In this example, if you own 1,000 IMS options priced at $22.00, the cost to exercise those options is 1,000 x $22.00 = $22,000. That’s also referred to as the “economic value” of the options.

The number of VNU options you receive through the stock option conversion will have essentially the same economic value: $22,000 in this example.

IMS options will be converted to VNU options in three steps:
1.	Stock Conversion: 1,000 options x 0.60415 = 604 options

2.	Cash Conversion: 1,000 Options x $11.25 = $11,250
The cash component is then converted into additional VNU options by dividing the amount of cash ($11,250 in this example) by the market price of VNU shares over a period to be determined, just before the merger closes. In this example, we’re assuming a US dollar equivalent market price for VNU of $26.90 a share:

Cash Conversion to Options:	$11,250

VNU Market Price per Share:	$26.90	= 418 options
Total number of VNU options = 604 + 418 = 1,022 options
3.	The economic value of the new options will be preserved at $22,000. So, the adjusted grant price per option is calculated in the following way:

Economic Value of Options:	$22,000

Total Number of New Options:	1,022	= $21.52 grant price
So, in summary for this example, 1,000 IMS options at a $22.00 grant price will convert to 1,022 VNU options at a grant price of $21.52. The economic value — $22,000 – remains essentially unchanged:

	Before Merger	After Merger
Grant Price	$22.00	$21.52
# of Options	1,000	1,022

Economic Value	$22,000	$21,993
8.	If the “economic value” of my options stays the same following the merger, what about the cash proceeds I would receive when I exercise my stock options and immediately sell those shares?

The stock option conversion will preserve the same “spread” value of the IMS options you hold at the time of the merger, both immediately before and immediately following the conversion. The difference between the value of the shares you receive upon exercise and the grant price of your IMS options is called the “spread.” At the time of the merger, the value you would receive by exercising your options would be the “merger consideration” to be received by any IMS shareholder. There will no longer be a trading market for IMS stock.

Using the VNU stock price of $26.90 from the example in question #7, if you exercised your 1,000 IMS options just before the merger and received the “merger consideration”, you would receive 604 VNU shares plus $11,250 in cash, after paying the $22,000 grant price paid to exercise the options. If you did not exercise, your IMS option would be converted to VNU options, which in this example have an adjusted grant price of $21.52. These VNU options will generate the same spread — approximately $5,500 – immediately after the conversion.

$26.90 VNU market price — $21.52 adjusted VNU grant price = $5.38 “spread” per share

	Spread based
	on Exercise	VNU Options Held
	Immediately	Immediately After
	Before Merger	Conversion
Grant Price	$22.00	$21.52
# of Options	1,000	1,022
Value of 604 VNU shares received in merger	$16,248
Cash received in merger	11,250
Less grant price paid at exercise	$22,000
Spread (Cash Proceeds)	$5,498	$5,498
Please note that the actual number of VNU options you will receive will be determined when the merger is completed, and will be impacted by the market price of VNU shares and the foreign exchange rate in effect at that time. As we near the completion of the merger, we will provide you with additional details on the conversion of IMS stock options.

This example does not contain tax information as it relates to the exercise of stock options. Tax consequences vary by country and should be reviewed on an individual level to determine the impact upon an option exercise.

9.	I hold vested options that have a “spread” of $2,000 – should I exercise now or wait until they are converted into VNU options?

As always, the decision to exercise your stock options is a personal decision and one that may be based on your personal financial situation. The value you receive upon exercise of your vested options and subsequent sale of those shares is going to fluctuate as stock prices fluctuate.

The conversion of your options at the time of the merger is intended to neither reduce nor increase the value of your options. This Q&A is intended to assist you in making informed decisions about your IMS stock and does not constitute investment advice. In the coming weeks, we will provide you with a modeling tool to calculate various conversion scenarios on your VNU options assuming various VNU stock price levels.

10.	Can I exercise my vested IMS stock options and sell the IMS shares before the merger is completed?

Yes, you may exercise your vested options by accessing the Trade RX website at http://www.ubs.com/onesource/rx. As always, trading is limited if you are designated as an IMS insider. In addition, there may be a blackout period — during which you cannot trade company stock – as the close of the merger approaches. We will notify you in advance if a blackout period is scheduled.

11.	I currently hold IMS stock options, both vested and unvested. What happens if I leave the company before the merger is completed?

If you voluntarily or involuntarily leave before the merger is completed, any unvested options will immediately be forfeited, consistent with IMS policy. If you have vested options and you leave, you will have 90 calendar days to exercise them.

If the merger is completed within this 90-day period, ANY vested IMS stock options THAT YOU HAVE NOT EXERCISED BEFORE THE MERGER will be converted into VNU options, which must be exercised within those 90 days.

12.	I currently hold IMS stock options, both vested and unvested. What happens if I am terminated by the company, not for cause, after the merger?

Upon completion of the merger, all of your unvested stock options will immediately become vested, unless you received the options after July 8, 2005, or as part of an acquisition, including an earnout. These vested options will then be converted into vested VNU options. If you are terminated by the company, not for cause, after the merger has been completed, you will have, in most cases, the shorter of two periods — the remaining life of the option, or one year from the date of termination — to exercise those vested VNU options.

13.	I currently hold IMS stock options, both vested and unvested. What happens if I retire from the company after the merger?

Upon completion of the merger, all of your unvested stock options will immediately become vested, unless you received the options after July 8, 2005 or as part of an acquisition, including an earnout. These vested options will then be converted into vested VNU options. If you meet the definition of a retiree under the stock option plans (age 55 with five years of service, or age 65) and decide to retire from the company, you will have the shorter of two periods – the remaining life of the option, or five years from the date of retirement – to exercise your outstanding VNU options.

14.	Will there be any changes to the way the IMS stock option program works between now and when the merger closes?

No. IMS options will continue to vest according to their normal vesting schedule and expiration dates will remain unchanged. If any additional option grants are made, they will not be subject to acceleration of vesting at the time of the merger, but will be converted into VNU options.

15.	What are the tax implications of the conversion of my IMS options or IMS stock when the merger closes?

We will be assessing any potential tax implications in the countries where we operate, and will provide updates in advance of the close date. These updates will be provided for general information purposes only and do not constitute personal tax advice. We suggest that you consult with your personal tax advisor as your specific tax consequences for stock option grants, exercises, and sales of shares may differ.

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.